Mail Stop 6010   April 28, 2006

The Corporation Trust Company
1209 Orange Street
New Castle County, Wilmington, Delaware 19801

Re: Neuralstem, Inc.
         Registration Statement on Form SB-2, filed April 3, 2005
         File No. 333-132923

Dear Sir or Madame:

        We have reviewed your filing and have the following comments. Where indicated, we
think you should revise your documents in response to these comments. If you disagree, we will
consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you
to provide us with supplemental information so we may better understand your disclosure. After
reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance
with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have
about our comments or on any other aspect of our review. Feel free to call us at the telephone
numbers listed at the end of this letter.

Form SB-2

Calculation of Registration Fee

1. Please delete the reference to Rule 457(c). Rule 457(c) applies to exchange traded
   securities or over-the-counter securities. The company's securities are not currently traded
   on an exchange or over-the-counter.

Prospectus

General

2. As there is currently no market for your common shares you must set a price at which the
   selling shareholders will offer the shares until a market develops. Please revise your
   disclosure on the prospectus cover page and in the Plan of Distribution accordingly. Your

revised disclosure should state that "The selling shareholders will sell at a price of $x.xx per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices." In addition, please also revise your calculation of the registration fee, to the extent applicable, to base your registration fee on your set price.

3. We note an article published in market wire on March 13, 2006 which states that Regal One's Chairman and CEO, Dr. Malcolm Currie, has agreed to serve on the company's board. Since Dr. Currie has been "chosen to become" a director, please revise your disclosure to provide the information required by Item 401 of Regulation S-B as it relates to Dr. Currie.

4. The forepart of your prospectus uses jargon and technical terms. For example, these words and phrases appear in the forepart of your prospectus:
   - "regenerative medicine"
   - "billion billion times (60 doublings or 10^{18})"
   - "controlled differentiation"
   - "human neurons and glia"
   - "optimize its tissue acquisition"
   - "proof-of-principle data"
   - "neurogenic compounds"

   Please replace all technical language and jargon with language that can be understood by persons who do not work in your industry. Alternately, if you cannot find substitute language without changing the meaning, prove an explanation of the term where you first use it. See Rule 421(d)(2)(ii) of Regulation C.

5. Please revise your disclosure to provide a complete and consistent description of your current licenses. On page 5 you state that you have out-licensed lead compounds for further development toward various CNS diseases. On page 22 you refer to compounds discovered under your program with the Department of Defense that have been licensed out for development. Are the licenses referenced on pages 5 and 22 the same? To whom have you licensed these compounds? On page 35 you mention a license agreement with an 8A company substantially owned by one of your officers. In your description of business, please describe the material terms of each license, including, but not limited to the parties to the license, the payment provisions, the existence of royalty provisions, exclusivity provisions, obligations/rights to defend, and termination provisions. Please also file the license agreements as exhibits.

6. Please revise your disclosure to provide a complete and consistent description of your grants. On page 22, you refer to a Department of Defense contact that was cancelled in 2002. On page 23, you state that your small molecule program was funded by a grant from the Department of Defense. Is this grant the same as the contract you refer to on page 22? On page 33 you refer to $310,000 in grant and other revenue for the drug development

program. From whom did you receive this grant revenue? Have you described this grant in the prospectus? In your description of business, please describe the material terms of each grant, including, but not limited to the aggregate amounts, stipulations and term. Please also file any relevant agreements as exhibits.

Prospectus Cover Page

7. Please limit the cover page to the information that is required by Item 501 of Regulation S-B. Your cover page contains superfluous information such as the statement that the selling shareholders may be deemed underwriters, who will bear the expenses of the registration and the proceeds to be received from the exercise of warrants. You may describe this other information in the prospectus offering summary.

8. In addition, in the section of the prospectus that you choose to describe who will bear the expenses of the registration, please clarify the disclosure. Your disclosure here contains inconsistent statements. The statement in the first paragraph states that the company will bear the expenses. The statement in the third paragraph states that Regal One Corporation will bear the expenses.

9. Further, please clarify what you mean by "BDC."

10. Your statement that a listing on the OTCBB "may occur" is inappropriate. Please revise this statement to explain that market makers may make listing applications for your stock once your registration statement becomes effective.

Recent Developments, page 5

11. Please revise the prospectus to describe the terms of the February and March 2006 private placements and to describe the material terms of the related agreements and file the agreements as exhibits to the registration statement. We may have additional comments after we have had an opportunity to review them.

Risk Factors, page 7

General

12. Please delete the statement "Our business is subject to various risks, included but not limited to those described below." Your risk factor section should describe all material risks.

13. Please revise each subheading to ensure it reflects the risk that you discuss in the text. Many of your subheadings currently merely state a fact about your business, such as "There is no public market for the Company's securities" and "The Company needs to improve its

financial control procedures." State in your subheadings the risks that result from the facts or uncertainties.

14. We note you have or plan to outsource the manufacturing of cGMP cells for your future ISP human clinical trials. Please add a risk factor that addresses the risks relating to your reliance on such a manufacturer.

15. We note that you have 75,000,000 shares of authorized common stock and only 23,338,876 shares are currently issued and outstanding and you have assumed that only 33,468,876 shares will be issued and outstanding after the offering. Please also add a risk factor that addresses the risks of having such a large number of authorized but unissued common stock, including the risks that your management may issue additional stock without further stockholder approval, thereby causing dilution of current company stockholders.

16. In separate risk factors on pages 7 and 11 you indicate that you have identified significant deficiencies and material weaknesses in your internal controls over financial reporting. Please revise your disclosure here or in MD&A to elaborate on the nature of the significant deficiencies and material weaknesses that you have identified.

Risks Relating to the Company's Stage of Development, page 7

17. It appears that you are addressing three separate risks in the first risk factor on page 7. The first relates to the risks related to your limited operating history which should be moved to the second risk factor that discusses your short operating history. The second relates to the risks related to being a company in the preclinical stage of development. The third relates to the risks related to ethically sensitive and controversial issues. Please revise your disclosure to separate this risk factor accordingly with appropriate subheadings for each risk factor.

18. Please revise the risk factor related to ethically sensitive and controversial issues to describe the nature of the ethically sensitive and controversial issues.

The Company has a short operating history . . . ., page 7

19. Please revise this risk factor to disclose your net losses for the two most recent fiscal years and any subsequent interim periods.

20. Please revise this risk factor to describe your limited sources of revenue.

The Company will require substantial additional funding . . . ., page 7

21. Please incorporate into this discussion the rate at which you are currently burning cash on a monthly basis.

22. Please revise to quantify and disclose your current anticipated needs for additional financing.

There is no public market . . . ., page 7

23. Please expand your discussion in this risk factor to explain that your stock is not traded on an exchange or on the OTCBB and that this is your initial registration. Please also explain that even if it is listed on the OTCBB, the trading volume may be limited, making it difficult for an investor to sell shares.

Risks Relating to Government Regulation, page 8

24. Please provide a subheading for the first risk factor on page 8 relating to the company's intellectual property and patents. In addition, please expand this discussion to address the risks related to pending patent applications and any other intellectual property material to your business.

Potential and actual legislation and regulation . . . ., page 8

25. Please expand your discussion in explain what you mean by "certain pharmaceutical research methods or products resulting from them."

26. We note your statement that your cells are not "embryonic stem cells" but that any future or additional government-imposed restrictions on embryonic stem cells may adversely impact your business. Please expand your discussion to explain why that is the case and how your stem cells differ from embryonic stem cells. We also note your disclosure on page 31 that the cell line for your product candidate ISP has been derived from a "single fetal spinal cord tissue."

Because the Company or its collaborators must obtain regulatory approval . . . ., pages 8-9

27. Please address in a separate risk factor any material risks to your business related to the use and disposal of hazardous or potentially hazardous substances. The risk factor should address whether you carry insurance for the use and disposal of hazardous or potentially hazardous substances and the cost of such insurance to you if material.

The Company may depend on its collaborators . . . ., page 9

28. Please expand your discussion to name any current key collaborators, licensors or licensees and to discuss any specific risks related to your agreements with and dependence upon those parties.

<u>The Company's reliance on the activities of its non-employee consultants, research institutions, and scientific contractors . . . ., pages 9-10</u>

29. Please expand your discussion to name any key non-employee consultants, research institutions, and scientific contractors and to discuss any specific risks related to your agreements with and dependence upon those parties.

<u>The Company's products may be expensive to manufacture . . . ., page 10</u>

30. Please expand your discussion to explain why the company's products may be significantly more expensive to manufacture than most other drugs currently on the market today.

<u>The Company depends on key personnel . . . ., page 11</u>

31. Please name your "key personnel" and their positions with the company. In addition, we note that you refer to "key executive officers and "scientific officers." It appears, however, that you only have two key personnel and they are your sole employees and executive officers. Please revise your disclosure to clarify.

32. To the extent that you have experienced problems attracting and retaining any "key personnel" in the recent past, please revise to describe these problems. Additionally, if any "key personnel" have plans to retire or leave your company or terminate their agreement with the company in the near future, please revise the discussion to disclose this information.

33. Please state whether you maintain employment contracts with "key personnel" and disclose the term and termination provisions of the same if applicable.

34. Please revise to disclose the number and type (i.e. research, administrative, marketing or other) of personnel you expect to hire and to the extent practicable, please quantify any known expected expenditures in hiring such personnel.

35. Please state if you maintain key person insurance on any of your key personnel.

<u>Selling Stockholders, pages 13-16</u>

36. Please tell us whether any selling shareholder is a broker-dealer or an affiliate of a broker-dealer. We may have further comments.

37. For each selling shareholder that is neither a natural person nor a publicly registered company, revise to disclose the natural person(s) that have voting and dispositive rights.

38. You are registering for resale 8,072,000 shares of your common stock that are already issued and 8,130,000 shares of your common stock that are issuable pursuant to outstanding

warrants. The selling stockholder table, however, lists 7,436,000 shares already issued and 8,155,000 shares issuable pursuant to warrants. Please revise the table to correct these discrepancies. The selling stockholder table should identify the exact number of shares that you are registering.

39. Please revise the table in this section to disclose the percentage (if one percent or more) of shares owned by each selling stockholder as of the date of the prospectus and before the offering.

40. Please also revise the table in this section to disclose the amount and percentage (if one percent or more) of shares that will be owned by each selling stockholder after the offering.

41. We refer to your disclosure in footnote (1) to the table and have the following comments:

   • You refer to 175 to 600 shareholders of Regal One who are selling shareholders in this offering. Generally, you must identify all selling shareholders in a resale registration statement. Since the dividend will occur after the effectiveness of the registration statement as you indicate on page 35, it appears that you will be unable to identify all of the selling shareholders before effectiveness. Please revise the disclosure at this time to provide a separate line item in the table for the unknown shareholders of Regal One who are selling shareholders in this offering. You will then need to file a post-effective amendment to name these selling shareholders. Please revise your prospectus to indicate that you will file such post-effective amendment. Selling shareholders must be named before they can sell pursuant to the registration statement.

   • You refer to a total of 1,847,287 shares, but list 800,000 shares issued and 1,000,000 shares issuable pursuant to warrants. You must list all the shares owned by Regal One, then provide a separate column for the shares offered for resale.

Plan of Distribution, page 16

42. We note your statement that, "the other selling shareholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this prospectus, may be deemed to be "underwriters." Please note that any selling shareholders and any brokers, dealers or agents that participate in the distribution of the securities will be deemed underwriters in connection with such sales. Please revise your disclosure accordingly.

Directors and Executive Officers, page 18

43. Please revise the director/officer table to clarify that Dr. Johe is also a company director.

Security Ownership of Certain Beneficial Owners and Management, page 19

44. Please revise your disclosure to provide an explanation for footnotes (2) and (3).

45. Please also indicate by footnote the amount of shares which each person in the table has the right to acquire ownership as specified in Rule 13d-3(d)(1). See Item 403 of Regulation S-B.

Description of Securities, pages 19-21

46. You describe your dividend policy twice in this section. Please delete one of the two descriptions in order to avoid unnecessary repetition.

Outstanding Warrants and Options to Purchase Common Stock, page 21

47. We note that the table on page 21 does not appear to include all of your outstanding warrants. Please revise or explain.

Historical Overview, page 22

48. We refer to your statements in this section regarding the basic work of growing the cells and characterizing them as being housed in the Company's laboratory facilities and your collaboration with the University of California, San Diego. We also note that on page 35 you state that the company has only one laboratory which is in Rockville, MD. Is the company growing cells and characterizing them at its laboratory in Rockville, MD, or has the company outsourced this function to the University of California, San Diego? Please revise your disclosure to clarify.

Description of Business, page 23

General

49. Some of the language in this section is too technical for average investors to understand. Please revise the disclosure to substitute the technical language for language that is simple and can be understood by investors. Set forth below are examples of language that should be simplified. You should consider these as illustrative and not exhaustive of the language that should be simplified. Please clarify the following statements and phrases:

- "hippocampus"
- "enhance the survival of the endogenous stem cells residing in adult hippocampus"
- "neuronal progenitor lines"
- "normal karyotypes and normal neuronal phenotypes"
- "dopaminergic cells"
- "stable human neural stem cell lines"
- "controlled differentiation"
- "effective in vitro and in vivo and are well characterized"
- "committed progenitors"
- "phenotypically specific neurons"
- "histochemical studies"

50. We note that you have divided your discussion of key collaborations to a discussion on page 24 of your key research collaborations and another discussion on pages 29 and 30 of your key collaborations, where you again mention some of the research collaborations. Please revise your disclosure to describe all your collaborations in one section in the description of business. In addition, please describe all material terms of each key collaboration and file these agreements as exhibits, to the extent you have not already done so. For each agreement, please disclose:

- Each parties obligations, including, but not limited to, research and development funding obligations and obligations to defend patents;
- Fees paid to date, including upfront payments, annual payments, royalties and milestone payments,
- Aggregate potential milestone payments;
- Existence of royalty provisions;
- Term and termination provisions.

Please also revise your financial statement footnotes to disclose the nature, timing and aggregate amount of payments to be made or received from these collaborations as well as your liquidity discussion in MD&A as appropriate.

51. Please revise your disclosure to add a section that describes all material government regulation affecting your business. This section should at a minimum describe the FDA approval process, any material environmental regulation and the SBIR program. Please see Item 101(b)(9) of Regulation S-B.

Business Development, page 23

52. Throughout your registration statement, you have included statements about the size of your target market, such as

- "there are currently at least 10,000 patients who suffer from Ischemic Paraplegia with as many as 1,000 new cases each year" on page 23,
- "Neurodegenerative conditions are estimated to affect more than 10 million people in the U.S. alone and account for over $150 billion in annual health-care costs" on page 24,
- "For Traumatic Spinal Cord Injury, there are approximately 21,000 existing patients with approximately 1,000 new cases each year" on pages 24 and 25,
- "For ALS, there are approximately 30,000 existing patients and approximately 5,000 new cases each year" on page 25,
- "stroke is the third-leading cause of death and the most common cause of adult disability in the U.S." on page 26,
- "Each year, 700,000 Americans suffer a stroke, with 30% dying and 30% becoming permanently paralyzed or disabled, making the total cost of caring for all aspects of

strokes in excess of $42 billion" on page 26.

and your position in the industry, such as

- Your statements on page 18 that your president created and negotiated some of the industry's first agreements,
- The Company believes that it has one of only two serious and substantial patent portfolios in the area of Neural Stem Cell technology" on page 24,
- "To the Company's knowledge, no other firm or laboratory has been able to do this" on page 25, and
- "To the Company's knowledge, this study is the first successful demonstration that human neural stem cells can help to cure a neurodegenerative disease" on page 25.

Please revise to identify your sources. Additionally, provide us with third party support for these statements. The supporting documentation should be marked to indicate the text supporting the statements.

53. Please provide a more robust discussion of how the company has "demonstrated proof-of-principle efficacy." Your revised disclosure should at a minimum explain the type of studies, what component of preclinical testing this constitutes and the relevance of having demonstrated such efficacy as it relates to the overall drug development process.

54. In addition, please revise your disclosure to describe the independent, controlled tests that have resulted in paralyzed rodents regaining significant mobility. Your revised disclosure should at a minimum address who conducted the tests, how they were "controlled," summarize the material test results and identify any adverse side effects.

55. Please revise your disclosure to explain what you mean by "ongoing feasibility testing."

56. Please revise your disclosure to describe what you mean by your "proprietary drug discovery platform" and explain why you believe you have demonstrated its value.

57. Please disclose in your financial statement footnotes and the liquidity discussion of your MD&A any commitments for outsourced manufacturing of cGMP cells for your Ischemic Spastic Paraplegia clinical trials.

Market, page 24

58. Please revise your disclosure to explain how you arrived at the estimate that upon approval by the FDA, treating patients with ISP will result in about $50,000 per patient for Neuralstem.

59. Please revise your disclosure to explain what you mean by tissue acquisition and consent, how you have established the industry standard and the significance of this.

Drug Discovery, page 25

60. Please revise your disclosure to provide a description of the "SBIR Phase I grant." Your revised disclosure should at a minimum describe the acronym SBIR, explain what you mean by a Phase I grant and describe the material terms of the grant, e.g. the stipulations of the grant, the conditions under which the grant may be refundable. Please also revise your disclosure to provide similar information for the $500,000 NIH grant.

Market for Cell Transplantation, page 26

61. Please revise your disclosure to explain why you believe the small patient population for ISP and other targeted indications and their treatment at few hospitals and centers results will lead to relatively inexpensive clinical development.

62. Please revise your table on page 26 to clarify the following:

- you are currently only in preclinical development for ISP,

- for traumatic spinal cord injury, cerebral palsy and ALS, you are currently in the exploratory phase and have not completed any specific preclinical development, and

- these are your estimates and the basis for the estimates.

63. Since your current business plan does not include the development of any product candidates for stroke, parkinson's disease and lysosomal storage disease, please delete the table on page 27 regarding the patient population of these diseases.

Patents, page 28

64. Please revise to disclose when each patent expires.

65. Clarify which patents are your patents and which patents you license from other parties, if applicable.

66. For patents that you license from other parties, describe the material terms of the license, including, but not limited to payment provisions, the existence of royalty provisions, exclusivity provisions, obligations/rights to defend, and termination provisions. To the extent you are substantially dependent on the agreements, file them as exhibits.

Stem Cell Technology, page 28

67. Please revise your disclosure on page 28 to clarify that your current business plan does not account for the pursuit of product candidates for these indications.

Ischemic Spastic Paraplegia, pages 31-33

68. Please revise your disclosure on page 28 to clarify that your clinical development plan to bypass Phase I testing and conduct only two phases of clinical trials has yet to be approved by the FDA.

69. Please revise your disclosure to explain what you mean by a pivotal trial and also clarify that you will need to successfully complete your Phase II clinical development prior to proceeding to pivotal trials.

70. Please describe the material terms of your agreement with Joseph Sinkule and file the agreement as an exhibit to the registration statement.

71. Please revise your disclosure to indicate the costs incurred through the date of your latest disclosed balance sheet for your active research projects. In addition, please disclose the costs you expect to incur to create your neural stem cell banks, complete your preclinical studies and file your IND application.

Management's Discussion and Analysis or Plan of Operation, page 34

72. Item 303(b)(1)(vi) requires you to discuss the material changes from period to period in the line items of your financial statements. Please revise your MD&A accordingly. At a minimum you should discuss the change in revenue, operating expenses and depreciation and amortization.

73. Please also revise your MD&A so that there is more focus on analysis as also required by our recent MD&A Release No. 33-8350; 34-48960; FR-72 (December 19, 2003). In that release, we explained that "MD&A requires . . . an 'analysis' of known material trends, events, demands, commitments and uncertainties. MD&A should not be merely a restatement of financial statement information in a narrative form. . . . A thorough analysis often will involve discussing both the intermediate effects of those matters and the reasons underlying those intermediate effects." For example, you should explain why your revenue increased and the implications of the increase.

Certain Relationships and Related Transactions, page 35

74. Please revise your disclosure in this section describe the amount of Dr. Johe's interest in this agreement as required by Item 404 of Regulation S-B.

Executive Compensation, page 36

75. Item 402(b)(2)(iv) of Regulation S-B requires you to present all options granted in the executive compensation table and then to describe the vesting schedule in a footnote to the table. Please revise your table accordingly.

76. Item 402(b)(2)(v) of Regulation S-B requires other compensation to be identified and quantified in a footnote. Please revise your table accordingly.

77. Please revise your summary of the executive employment agreements to illustrate by example the amount of termination payments due to the executive officers at various points during the term of the agreements.

78. You disclose that restricted stock was either granted to your executives or vested in 2004. Please explain to us in detail why there is no apparent recognition of deferred compensation in your 2004 financial statements related to this restricted stock.

Available Information, page 37

79. Please revise your statement that you "are subject" to the informational requirements of the Securities Exchange Act of 1934 to state that you "will be subject" to such requirements "upon the effectiveness of this registration statement."

Financial Statements

Balance Sheets, page 39

80. Please explain to us and disclose the nature of your common stock payable. It appears from your cash flow statement that you received cash for this item. In your response, please explain to us why this item is a liability and not equity; for example, common stock subscribed but not yet issued. Please explain whether a fixed or variable number of shares is issuable for this amount and how you considered these shares in your earnings per share computation. Also, please cite the authoritative literature you relied upon to support your accounting.

Statements of Operations, page 40

81. Please disclose separately your research and development expenses or disclose why you cannot provide such disclosure.

82. Please disclose in your financial statement footnotes and your MD&A the nature of the $842,719 loss on sale of assets in 2004. Otherwise, tell us where you have made this disclosure.

Statements of Stockholders' Deficit, page 41

83. Please tell us how you valued the common stock and warrants issued for services during the period ended December 31, 2005. Please refer to paragraph 8 of SFAS 123.

Note 1: Nature of Business and Significant Accounting Policies

Revenue Recognition, page 44

84. You indicate that you establish allowances for product returns. Please explain to us what products you refer to as we are unable to identify any products you sell from your Description of Business section. If you do not sell products, please remove this disclosure.

Note 2: Stockholders' Deficit

Common Stock, page 47

85. Please revise this footnote to disclose your 2005 private placement through Regal One Corp. In this disclosure, please ensure that you indicate all the options and warrants issued to Regal One and how you accounted for them.

86. Please file as an exhibit the warrant agreement associated with the warrant identified in section 1.3.1 of your Equity Investment and Share Purchase Agreement filed as Exhibit 10.8.

87. It appears that section 1.3 of Exhibit 10.8 requires the shares underlying your option and warrant agreements to be registered under the Securities Act of 1933. Please explain to us in detail why you have not reflected these agreements as liabilities under paragraphs 14 through 18 of EITF 00-19.

Preferred Series A & B Stock, page 47
Preferred Series C Shares, page 47

88. You disclose that each of your Series A and Series B preferred stock was convertible into common stock on a one-for-one basis while each share of your Series C preferred stock was convertible into 10 shares of your common stock. Please explain to us how 1.8 million shares of Series A and Series B preferred stock and 4.5 million shares of Series C preferred stock converts into only 14.0 million shares of common stock. Based on your disclosed conversion rates, we would expect that 46.6 million shares of common stock should have been issued. Please revise your disclosure accordingly.

Preferred Series C Shares, page 47

89. Please explain to us how you calculated the beneficial conversion feature related to the October 6, 2003 notes. In your response please indicate whether the beneficial conversion

feature relates to the conversion feature of the notes, the additional option to acquire Series C preferred stock, or both. In your response, please indicate whether the option is exercisable independently of the notes' conversion feature. In addition, please tell us the fair value of common stock you used to assess the beneficial conversion feature. Please reference the authoritative literature you relied upon to support your accounting.

90. Please explain to us why the beneficial conversion feature associated with your October 2004 notes is only $6,207 compared to $224,712 on your October 6, 2003 notes when both sets of notes contain the same provisions and there is not a great disparity in the principal amounts of these notes. In addition, please tell us the fair value of common stock you used to assess the beneficial conversion feature. Please reference the authoritative literature you relied upon to support your accounting.

91. Please explain to us why you apparently do not reflect any accounting for the exercise of the options resulting in the issuance of 3,125,000 shares of Series C preferred stock for no consideration. It appears that the exercise proceeds forgone are a deemed dividend to your Series C preferred stockholders that should be reflected in your 2004 earnings per share computation. Please either revise your accounting and disclosure to reflect this deemed dividend or explain to us in detail how your accounting complies with GAAP and reference the authoritative literature you relied upon to support your accounting.

Stock Options, page 48

92. Please revise your disclosure to include the 2,400,000 options issued to your officers as disclosed on pages 34 and 36 and in Note 7. In addition please provide all the disclosures required by paragraphs 45c and 47 of SFAS 123, or tell us in detail why these disclosure are not required.

93. Please disclose your accounting for the 330,000 options issued to Equity Communications, LLC as disclosed on page 20.

Stock Warrants, page 49

94. Please revise your disclosure to clearly indicate to what extent these warrants are currently exercisable.

Note 5: Notes Payable, page 50

95. Please revise your disclosure to discuss your 2004 stockholder notes payable.

Note 7: Commitments and Contingencies, page 52

96. Please revise your lease disclosure to properly reflect the original lease term. You indicate that the lease is a one-year agreement but also indicate that the first year runs for the entirely of 2004 and 2005.

97. Please revise your employment agreement disclosure to clarify whether 1.2 million options were issued per executive that vest over four years or whether you are committed to grant 300,000 options per executive for each of the first 4 years or the agreements.

Note 8: Subsequent Events, page 52

98. Exhibits 4.2, 4.3 and 4.5 related to the warrant agreements associated with your 2006 private placement of common stock reference a subscription agreement. Please file this agreement as an exhibit.

Signatures, page 57

99. We note the filing does not include the signature of your principal financial officer and your controller or principal accounting officer. Please include these signatures in an amended Form SB-2. If Mr. Garr also serves as the principal financial officer and controller or principal accounting officer, please designate him as such and caption his signature as the principal financial officer and controller or principal accounting officer in your amended filing. See Instructions 1 and 2 to the Signatures section of Form SB-2.

Resent Sales of Unregistered Securities, page 54

100.   Please revise your table to ensure that it reflects all share issuances and that it agrees with disclosures elsewhere in your filing. In this regard, we note the following examples of discrepancies:
   a. We are unable to reconcile the 4,331,287 shares of common stock issued in 2005 as indicated in your statement of stockholders' deficit to the 4,437,287 shares of common stock issued in 2005 from this table.
   b. Please explain to us why the consideration indicated for the 1,845,287 shares of common stock issued to Regal One Corp. is reflected at $387,000. It appears from Exhibit 10.8 that Regal One was to purchase between $200,000 and 500,000 of common stock at $0.50 per share in addition to receiving 1,845,287 shares of common stock for services provided.
   c. You disclose that Regal One Corp. was issued 1,000,000 warrants when your Equity Investment and Share Purchase Agreement filed as Exhibit 10.8 indicates that two warrants and one option agreement were issued each for 1,000,000 shares.

*   *   *   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Brunhofer at (202) 551-3638 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or me at (202) 551-3710 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Christopher H. Dieterich, Esq.
        Dieterich & Associates
        11300 West Olympic Blvd., Suite 800
        Los Angeles, California 90064